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                                                                  EXHIBIT (A)(2)

                        MERCANTILE STORES COMPANY, INC.
                                  NEWS RELEASE
Bacons - Castner Knott - de Lendrecies - Gayfers - Glass Block - Hennessys - The
                                Jones Store Co.
       J.B. White - Joslins - Lion - Maison Blanche - McAlpin's - Root's

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           Dillard's Inc. to Purchase Mercantile Stores Company, Inc.

    NEW YORK--May 18, 1998--Mercantile Stores Company, Inc. (NYSE:MST) has reached an agreement with Dillard's Inc. (NYSE:DDS) to receive a cash tender offer of $80 per share for all of the outstanding common shares of Mercantile Stores Company, Inc., subject to the satisfaction of certain conditions. The total cash acquisition price is approximately $2.9 billion.

    Mercantile Stores Company, Inc., headquartered in Fairfield, Ohio, operates 103 traditional department stores and 16 home fashion stores in a total of 17 states. Retail sales for the fiscal year ended January 31, 1998, amounted to $3.1 billion.

    Dillard's Inc., headquartered in Little Rock, Arkansas, is a leading national retailer operating 272 department stores in 27 states. Reported retail sales for the 1997 fiscal year amounted to $6.6 billion.

    CONTACT: Mercantile Stores Company, Inc.
              W. A. Carr, 513/881-8121

                 9450 SEWARD ROAD - FAIRFIELD, OHIO 45014-2230

                        513-881-8000 - FAX 513-881-8689